August 23, 2018

Giovanni Caforio
Chairman of the Board and Chief Executive Officer
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154

       Re: Bristol-Myers Squibb Company
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 13, 2018
           Form10-Q for the Quarterly Period Ended June 30, 2018
           Filed July 26, 2018
           File No. 001-01136

Dear Mr. Caforio:

       We have reviewed your July 26, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
July 3, 2018 letter.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Note 3. Revenue Recognition, page 8

1. Please revise your proposed disclosure to describe how you recognize constrained variable consideration and at what amount when the uncertainty associated with the variable consideration is subsequently resolved.
2. You state that "the license is a distinct performance obligation in [y]our current arrangements and have concluded that the variable consideration relates entirely to the license." Please provide supporting analysis for this conclusion referencing ASC 606-10-
 Giovanni Caforio
Bristol-Myers Squibb Company
August 23, 2018
Page 2
         32-39 to -41 for the collaboration arrangements under which there are multiple performance obligations, including development services.
3. Please clarify for us the nature of your obligations to deliver clinical "supplies" and commercial product "supplies." In this regard, tell us whether your obligation is limited to delivering ingredients or includes commercial product. Furthermore, explain how you determined that the supplies were distinct from the license and other performance obligations in your arrangements.
       You may contact Keira Nakada at 202-551-3659 or Bonnie Baynes at 202-551-4924 with any questions.



FirstName LastNameGiovanni Caforio                            Sincerely,
Comapany NameBristol-Myers Squibb Company
                                                              Division of
Corporation Finance
August 23, 2018 Page 2                                        Office of
Healthcare & Insurance
FirstName LastName